Exhibit 99.2

YIRENDAI LTD.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: YRD)

________

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on December 6, 2016

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (“AGM”) of Yirendai Ltd. (the “Company”) will be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 6, 2016 at 4:00 p.m. (Hong Kong time), and at any adjourned or postponed meeting thereof. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 22, 2016 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://yirendai.investorroom.com/, or by contacting Yirendai Ltd. at matthewli@yirendai.com, or by writing to Yirendai Ltd. at 4/F, Building 2A, No. 6 Lang Jia Yuan, Chaoyang District, Beijing 100022, the People’s Republic of China, telephone: +86 10 5236-2498.

By Order of the Board of Directors,

/s/ Ning Tang
Ning Tang
Chairman of the Board of Directors

Beijing, November 22, 2016